Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

VIAVID
communications simplified.

Victory Park Capital

July 30, 2021

C O R P O R A T E    P A R T I C I P A N T S

Gordon Watson, Partner, Victory Park Capital

Akshay Garg, Co-Founder and Chief Executive Officer, FinAccel

Umang Rustagi, Co-Founder and Chief Operating Officer, FinAccel

Dennis Lerchl, Chief Financial Officer, FinAccel

P R E S E N T A T I O N

Operator

Welcome to the Kredivo and VPC Impact Acquisition Holdings II, Inc. Transaction Conference Call.

I would like to note that this call may contain forward-looking statements, including VPCB’s and Kredivo’s expectations of future financial and business performance and conditions, the industry outlook, and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You are encouraged to read VPCB’s current report on Form 8-K that was filed with the SEC today, including the press release and the accompanying presentation for a discussion of the risks that can affect the business combination and the business of Kredivo after completion of the proposed transaction.

In addition, this call includes discussion of financial metrics that are not calculated in accordance with international financial reporting standards as issued by the International Accounting Standards Board, which will be the accounting standards under which the financial statements of FinAccel and Kredivo will be prepared. For a discussion of these non-IFRS measures and a reconciliation to their most comparable financial measures that are calculated in accordance with IFRS, please refer to the investor presentation that is filed as an exhibit to VPCB’s current report on Form 8-K that is filed in connection with this transaction.

Management will not be taking any questions on today’s call.

I will now turn it over to Gordon Watson. Please go ahead.

Gordon Watson

Hello, welcome everyone. My name is Gordon Watson. I’m a Partner at Victory Park Capital and I’m the co-CEO of the SPAC we’re here to discuss, VIH II. We’re very excited to announce our transaction with Kredivo, which is the clear leader in the buy now pay later sector in Indonesia with a very high level of market share and very strong growth vectors going forward, so we’re very excited to introduce you to the team and the story here.

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If you flip to Slide 4, these are today’s presenters. They’re the management team and founders of Kredivo who I will be turning it off to during the presentation and they can give introductions of themselves at that time.

Slide 5, a brief overview of Victory Park. We’re an investment manager headquartered in Chicago with a large focus on fintech investing. We’ve done over 60 fintech transactions since our inception in 2007, so we feel we know the sector fairly well. We’re a proven SPAC sponsor. We’ve sponsored a total of four SPACs and we have two prior announced deals in Bakkt, which is a spin out of the Intercontinental Exchange Corp. and then Dave, which is our leading U.S. based wallet here in the U.S.

Most importantly for this discussion, we’re not new to Kredivo. We’ve known the company for over three years, and we are an exiting investor in the business. We closed on a $100 million credit facility to the company in 2020, after doing almost a year of business diligence, including on-the-ground work in Indonesia and Singapore with ourselves and third parties we use to help us do the diligence. The company has performed so well that we’ve recently upsized our credit facility to $200 million, and we’re making a large commitment to the PIPE as part of this transaction also. Pro forma, we’ll be the largest dollar investor in the business, and we remain very excited about it.

If I could summarize Kredivo, it is by far and away the leading buy now pay later business in Indonesia, but it’s actually a bit more than that because the dynamics of the market are slightly different. It’s really also a payments business. The average customer uses Kredivo almost 25 times a year. That’s a significant premium to the global buy now pay later business peers with Affirm a little over two times and then Afterpay about eight times. Consumers use this very frequently to pay for products, and often will pay it off within 30 days, similar to how credit cards are used in the West.

As you’ll hear, credit card penetration in the market in Indonesia is very low. It’s one of the lowest credit card penetrations in the world, and this is really being seen as a replacement for the credit cards. It has very strong growth vectors as buy now pay later, but also it’s not really competing against credit cards in the same way that it does in Western markets. It’s really inventing the market.

Then, it’s also really a credit business. They underwrite from scratch. Most Western models rely on FICO, which is obviously existing credit built. They’re basically building their own credit agency in that they are underwriting consumers from scratch and they’re doing it at a level that’s really unprecedented in the market. As you’ll see in their LTV numbers, that’s why their LTV to CAC numbers are so high because their underwriting losses are very low relative to others in the market, which we think is a clear competitive advantage.

If you go to the next slide, you know, the transaction here, we’re announcing that there’s a $120 million fully committed PIPE in addition to a $55 million convertible note that’s being funded by existing shareholders in the near term. We have committed to a 24-month lockup on our founder’s shares, which we’re voluntarily extending as part of this so we will be long-term investors. We obviously have a credit facility and we’ll be locked up for a couple years, so we’re very long-term committed to this business.

On a valuation basis, we have some comps in the end but we’re basically bringing this at a significant discount to global peers. No matter sort of who you comp it against; if you use the buy now pay later players globally, if you use high growth fintech, or if you use regional players in Southeast Asia, we’re bringing this at a discount, despite the very strong unit economics and strong growth that these guys have demonstrated to date.

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Also, importantly here, there’s no secondary. All the money is going directly to the balance sheet. This company has some of the leading venture capital investors in all of Asia. None of them are taking any money off the table and indeed, two of the largest are adding money via the convertible note, which will convert into the PIPE at the closing of the deSPAC, and management is also taking no money off the table. All the money is going directly to the balance sheet to help them continue to grow within Indonesia, and also to expand into new markets and into digital banking as well.

With that, I’m just going to turn it over to Akshay Garg, who is the co-Founder and CEO, and he can give you his background and tell you more about the exciting story that is Kredivo. Thank you.

Akshay Garg

Thank you very much, Gordon. It’s really a pleasure to be here and tell you all a little bit more about Kredivo. I co-founded the business about five and a half years ago, along with Umang Rustagi, who is also on the call here. He’s the Deputy CEO of the business, and Alie Tan, who is our CTO. We founded the business about five and a half years ago with a vision of democratizing access to credit in what is one of the most credit starved regions of the world.

With that, I’m really excited to tell you a little bit more about Kredivo. We are the number one buy now pay later platform in Indonesia. We’re number one, whichever way you’d like to think about it, by market share, by growth rate, also by quality of business, which is to say that we’re not just high growth but solidly profitable. We operate in a very fast-growing ecommerce market. Buy now pay later by itself is expected to be a $25 billion addressable opportunity across Indonesia and our satellite markets of the Philippines, Thailand, Vietnam, growing at about 60% a year over the next five years.

We also operate with a very deep regulatory moat. In Indonesia, we operate primarily under a consumer finance license. Over the last one year we also invested a lot of time and effort in acquiring the right licenses in our expansion markets, in Thailand, Vietnam, and the Philippines, and this gives us a fantastic springboard to launch in these markets whenever we’re ready.

Let’s move to Slide 8 please. A great way to think about the opportunity here is really across these three dimensions of large market size, limited access to credit, and a very large and fast-growing ecommerce market. Indonesia, plus Vietnam, Philippines, Thailand, collectively represent an economic bloc which is going to be north of $3 trillion in size by the year 2025. This really represents one of the fastest growing economic regions in the world. At the same time, it’s a region that suffers from poor credit penetration, particularly when it comes to unsecured credit.

Just as a proxy for that, credit card penetration in this part of the world is really only about 3% to 4% and it’s not growing. At the same time, this is one of the fastest growing ecommerce markets in the world with what is expected to be a $150 billion NMV market opportunity, roughly about a $200 billion GMV opportunity, translating into a $25 billion addressable market just for ecommerce focused buy now pay later.

Moving on to Slide 9, Kredivo really exists to serve both customers and merchants as a buy now pay later platform. To customers, we really serve them by providing access to really speedy credit, but equally importantly, credit at a very low interest rate. We are amongst the lowest cost interest rate providers in the country. We help merchants through a seamless integration but equally importantly, we help merchants by helping them increase average order size or basket size per customer.

We are today the single largest market share in the fast growing buy now pay later space with about 40%-45% and accelerating market share. We represent 2.5% to 3% and again, accelerating share of the GMV of the top ecommerce merchants in Indonesia. We’re live with four out of the top five and eight out of the top 10 ecommerce merchants in the country, on whom we tend to represent at least 50% of their buy now pay later wallet share.

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We’ve also made a very major investment in offline in Indonesia, given the very unique characteristics of the country, which is to say that it’s credit light, or credit poor. There’s a very, very valuable use case around launching buy now pay later offerings offline and despite the relative infancy of our offering there, we’ve partnered with Samsung to power their consumer financing program exclusively. And that’s the Samsung financing program in Indonesia.

Moving on to Slide 10, let’s give you a sense of our growth through some numbers. Very recently in the month of May 2021 we hit an annualized revenue run rate of $180 million USD. We’ve been growing at north of 150% for the last three years, even factoring in the COVID-19 slowdown. And this year and next year we expect to still grow at greater than 100%. We are solidly profitable, and we expect to do north of $300 million of revenues next year. We are currently ahead of our target run rate.

In terms of our user base, we’re now north of 3 million. In fact, at nearly 4 million —as per the recent count, which would represent 45%-50% of the credit card user base in Indonesia. This base has been growing really rapidly. It’s actually, grown by about 5X, just over the last two years. Last but not least, we have what is, we believe, the best-in-class LTV CAC ratio in the market where we generate an LTV to CAC which is north of 10X, at about 11X to 12X and we’re recovering customer acquisition cost in right about three and a half months.

Moving on to Slide 11, you will see that we’ve grown very rapidly. It took us only about four and a half years to hit the $100 million annualized revenue run rate. That compares very favorably to some of the global peers that we benchmark ourselves to. Afterpay, which is a company that we track, got there a little bit earlier but that’s also because we slowed down the business very deliberately due to COVID-19. If it wasn’t for that, we would have gotten there in about the same timeframe, three to four years. I’ll just call out that we operate in a significantly smaller ecommerce market, which just gives you a sense of our relative dominance in Indonesia, compared to that of some of our peers in their home countries.

Moving to Slide 12, as a clear market leader, we would really credit four factors as the primary reasons for why we win and why we are the clear leader in the market today. First and foremost, this is a really data intensive business. Indonesia is not an easy market to enter into from a lending or buy now pay later perspective. Credit bureau coverage is poor. Credit bureaus don’t even put out credit scores, so frankly, for anyone to go build out a large lending business, they have to invest in building out their own credit and data stack, and that’s exactly what we’ve done.

A good way to think about Kredivo is that the engine under the hood is really like that of a digital credit bureau, and that’s really what we’ve built. And it’s the quality of that digital credit bureau that now results in credit metrics that are in line with some of the leading credit card portfolios of some of the largest banks in the country, with an on-time repayment rate of nearly 90%. We’ve also invested in an open loop payments model from day one, which is to say that our customers can transact across any ecommerce merchant that we’re integrated into, and that leads to very powerful demand side effects. Which is to say, it leads to high retention and engagement over time across our customer base.

Thirdly, we have a very strong regulatory footing with the right licenses in each one of the markets that we’re operating in and intend to expand into. And last but not least, it’s a very customer centric business. We have what is the highest app rating and even the highest net promoter score of any credit app in the country today, not just a buy now pay later app but any credit app in the country today.

Next slide please. Moving on to Slide 14, let’s spend a few minutes telling you a little bit about what makes Indonesia such a compelling market for a buy now pay later business such as ours. Indonesia is really an outlier when it comes to credit access, even when it’s benchmarked against its own peer group in Asia of Philippines, Vietnam, India. It really stands out as a country with the lowest access to credit cards across its eligible user base.

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The reason for that is not that complicated. It really comes down to the fact that credit bureau coverage is quite low. It’s only about 40% of the adult population. Now, that is also overstating the case, simply because the vast majority of customers that exist in the credit bureau are really what we call thin file , which is to say they don’t have enough data for banks to score them which is why banks just choose to reject most credit card applicants in the country. At the same time, this is a country with a really fast-growing ecommerce market.

Moving on to Slide 15, right, you’ll see that in Southeast Asia this is the single largest market. It’s expected to grow at a CAGR of 22% a year over the next five years, resulting in a $70 billion NMV ecommerce opportunity, of which the fastest growing segment over the next few years is expected to be the buy now pay later segment, growing at roughly 3X the growth rate of the underlying ecommerce market. Essentially, going from less than 5% market share to 15%+ over the next five years.

Alongside the buy now pay later opportunity of roughly about $11 billion, there is also a very compelling opportunity to provide personal loans to the customer base, so that these customers can really use these loans to transact offline. Essentially, do an offline buy now pay later equivalent. Across these two segments, we’re really talking about a $22 billion to $25 billion serviceable market in Indonesia alone, which given Indonesia’s very attractive yields for unsecured lending results in a $3.5 billion or so addressable market opportunity.

Moving on to Slide 16, let’s walk you through the total addressable market that we’re actually operating in today, plus what we intend to over the next few years. First of all, before I walk you through the orange circles which represent our growth adjacencies, it’s very important to call out that our core market of Indonesia by itself represents a very attractive, very large opportunity of $3.5 billion. Given our current market share, leadership share in the country, which is accelerating, we believe that we have an incredibly clear path to build a very large business in Indonesia alone.

Now, outside of that, given our ambitions to go build a diversified digital financial services business across Southeast Asia, international expansion in our target markets, you know, allows us to double our addressable market. We’re also very bullish about the neo banking opportunity given the very high, unbanked and under banked rates among the population in Indonesia. That represents a $2.5 billion to $3 billion opportunity over the next few years. Last but not least, with the licenses that we actually have today, we’re very keen to also tap into the credit card segment. Across our core market and the growth adjacencies, we’re really looking at an addressable revenue pool of $12 billion or so by the year 2025.

Moving on to the next section here, let’s move to Slide 18 please. Let’s walk you through how a customer really perceives and uses Kredivo. Given the poor credit card penetration in Indonesia where only about 8 million individuals out of what is an eligible population of nearly 100 million have access to credit cards, Kredivo has really turned into the preferred stop for the Gen Y and Gen Z when it comes to access to credit. It’s a really simple and attractive product to use. It’s super-fast to apply. It takes less than two minutes to apply and get a decision. It’s really fast to use, and boasts one of the highest settlement rates in the market. Incredibly low cost: We benchmark ourselves against credit card rates and provide what are amongst the lowest interest rates in the country. It’s also widely accessible because of the open loop payments method, and then just very user friendly.

The product feels like a credit card. We offer users a credit line. We don’t approve them loan by loan. We offer them multiple use cases so that very importantly, in terms of term and pricing, it really mirrors a credit card. If you pay back in full in 30 days, we charge you 0% interest. If a customer does an installment of 3, 6, or 12 months, we charge them a 2.6% flat interest rate on ecommerce installments. It comes to an APR on installments of essentially the low 50s and nearly 0 on the 30-day product. Right, so it’s a very attractive product for the Gen Y and the Gen Z in the country.

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The way a customer uses Kredivo is—let’s move to Slide 19 please—this is how the vast majority of our customers interact with Kredivo. This is the use case of the ecommerce check out. On screen one, you as a customer are choosing your product and putting into a shopping cart. On screen two you are choosing Kredivo amongst the payment methods. This is where we show up alongside credit cards, debit cards, and a variety of other options. On screen three you are choosing your payment term.

Once you do that, you login to the account and the account login is a really simple login. Your username is your mobile phone number. There is a six-digit PIN that gets associated with your account when you get approved. Occasionally, we also send a one-time PIN to your mobile phone for a security layer. And once you really put that in, the transaction is done. And this is just one of the simplest, speediest checkouts across the ecommerce space in Indonesia, which is what results in Kredivo having the highest net promoter score amongst all the major buy now pay later peers.

On Slide 20 you’ll see that we also present a very attractive offering to merchants. The vast majority of merchants that we work with claim that Kredivo helps them increase average basket size by more than 2X, transaction frequency by more than 3X, and cart conversion rate by more than 50%. By pretty much any objective metric, we are the preferred buy now pay later product in the country today.

Moving on to Slide 21, this is where we’ve benchmarked us to some of our global peers. Just like Klarna, Afterpay, Affirm, we have quite a few similarities but there’s also a few key differences. It’s very important to call out that, one, we operate in a market which doesn’t really have high quality credit bureau data. Essentially, we’ve had to go build that on our own, right, which is very unique proposition, or a very unique challenge that most of our global peers don’t face in their home markets. And it gives us a very, very large competitive moat.

Number two, we believe that we have a very, very attractive business model: compared to our global peers where an average customer is transacting anywhere from two to eight times a year, the average Kredivo customer is transacting 25 times a year, and at the same time, we’re generating a take rate which is significantly higher than any one of our global peers. It’s a platform that has very strong loyalty built in across our customer base, but also throws up some of the most attractive take rates in the buy now pay later space globally. And my colleague, Dennis will walk you through that during our financial highlights.

Moving on to Slide 22, let’s spend a few minutes walking you through our historical product roadmap. We’ve had a history of very strong and successful cross sells and that really translates into our future growth roadmap. We started about six years ago offering a 30-day payment term, which very soon morphed into instalments as well. Two and a half years ago we launched a personal loan offering on the back of significant customer demand, and that’s turned out to be a very, very successful product in its own right, marketed under the brand name KrediFazz.

More recently, we’ve branched out into offline. It’s off to a slower than expected start because of the COVID-19 impact in Indonesia but we’re very bullish about this. One, because of Indonesia’s own dynamics as primarily an offline retail driven country. But secondly, because of the various use cases that we actually now have across virtual credit cards, the QR code integration into the nationalized QR code standard in Indonesia called QRIS, and last but not least, over time, a full-scale credit card roll out.

We’re also very, very bullish on international expansion. We intend to launch in Vietnam in Q3 of this year and followed in the near future by both Philippines and Thailand. But the one that we’re particularly excited about that I’d like to spend a couple of minutes on is really our potential and proposed entry into neo banking, which will really give us a completely separate and independent growth engine for this business, outside of the Kredivo buy now pay later business.

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Moving on to Slide 23, we’ve invested already in acquiring a 24% stake in a local bank in Indonesia by the name of Bank Bisnis. We’ve signed the documentation to go acquire up to 75% in this bank. Which is to say, acquire majority share which will then give us the opportunity or the option to go build a digital banking product in Indonesia as a standalone business unit outside of Kredivo. The reason that we’re incredibly excited about this opportunity is that today with Kredivo, we really only tap into roughly about 20% of the consumer banking revenue pool in Indonesia today. With the other 80% sitting in buckets that we don’t offer or can’t offer through Kredivo today, which is to say home loans, auto loans, and other investment, wealth or credit products.

With the digital banking license, we really get that opportunity to tap into this 80% revenue stream that we’re not tapping into yet, but secondly, this also is a very synergistic acquisition because it allows us over time to build out a captive loan book and bring down the cost of the loan book for the core Kredivo business itself. We’re very excited about the opportunity. Closing this transaction will give us the option of proceeding with the rest of the bank transaction and building out a digital banking business in Indonesia in the near future.

With that, let me actually hand you over to my colleague, Umang, to walk you through our technology and risk stack. Umang, over to you.

Umang Rustagi

Thanks, Akshay. It’s a pleasure to be here.

If we go to the section on the technology driven flywheel and look at Slide 25. What this really helps us to do is to basically drive deep data insights on our business, which allows us to tap into both the demand side and the supply side flywheel of the business.

On the demand side, the deep data insights help us to do better customer targeting, which allows us to provide better customer experience, helping us acquire more customers. As well as helping us monetize this customer base better which enables us to drive more GMV. On the supply side, these data insights help us to do better risk management, which allows us to basically get access to larger and cheaper funding lines that essentially supports the growth in the GMV. These deep data insights are a result of the deepest data partnerships that we have built in Indonesia, as well as our deep data expertise.

If you look at Slide 26, this gives you an idea about the technology stack or the data stack that we have built in Indonesia, which allows us access to both traditional data that a financial institution will have, as well as digital or alternate data that we actually plug into. Just to give you a few examples of the data partnerships that we have built, to date we work with some government data providers that helps us to basically verify user income in real time, via their tax ID. We also work with some of the largest telcos in Indonesia, where we’ve actually invested in building a custom credit score. As well as the ecommerce partners who are our partners on the buy now pay later side. We also get access to some of the ecommerce data that helps us to do real time address verification and credit scoring.

These deep data insights are a result of the deep data expertise that we have built. Today, out of our 300+ professional staff, about 200 people are in product, risk, engineering and data science roles that help us to build and scale up our technology stack. Our proprietary credit engine basically creates a very strong competitive moat against our competition and allows us to drive best in class results in terms of risk metrics.

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If you move to Slide 27, first of all I would like to highlight that the Kredivo portfolio itself is very robust and low risk, and this is a result of our very high repeat user rate. Today, in any given month, 90% of GMV is actually driven by repeat users, which essentially makes the portfolio very low risk. Evidence of that is basically shown in our on-time repayment rates and our loss rates.

If you look at the on-time repayment rates, we were driving north of 80% on-time repayment rates pre-COVID. Even during COVID, the on-time repayment rates only marginally declined from 82% to 78%. With the investments that we have made in our credit underwriting, fraud management, and collections, we are now achieving close to 90% on-time repayment rates. This puts us in line with basically a credit card or a personal loan portfolio of a top five bank in Indonesia.

If you look at the loss rate, we have consistently been able to bring down the loss rate on the portfolio from 10% in 2017 to now 4% in 2020. For the more recent six months, we are now driving loss rates in the region of 3% to 3.5%. We have been able to reduce loss rates on the portfolio by over three times and that essentially allows us to tap into large and cheap credit lines. Today we work with the local Indonesian banks who provide us with forward flow arrangements, as well as international credit funds such as the likes of VPC, which allows us to support the growth in the GMV of the business.

With that, I’ll hand over to Akshay to go through the unit economics section.

Akshay Garg

Great, thank you. Thank you, Umang.

You might recall that at the beginning of this presentation, I spoke a little bit about our really strong unit economics, starting with LTV CAC and this section is meant to provide you an introduction to that before I hand you over to Dennis for our financial highlights. Our LTV CAC backbone, as we call it in this business, is one of our crown jewels.

Let’s move to Slide 29 and let’s start with our customer acquisition strategy. Kredivo today boasts a very robust, very efficient customer acquisition strategy. Nearly 50% of our customer base comes to us organically: you’ll see that in the pie chart on the left-hand side. What you also see through some of these other charts is that over the last few years, as we’ve scaled up customer acquisition by nearly 6X to 7X on a monthly basis, customer acquisition cost has actually not just stayed stable, but it’s actually come down over time, and that speaks to the efficiency of our customer acquisition engine.

We are by far the lowest cost customer acquisition engine in the market compared to our buy now pay later peers. But additionally, across the customer’s life cycle, when we really think about the overall marketing spend as a share of our total transaction value, we are far lower than our peers, coming in at only about 0.5% of transaction value compared to our peers who are spending 3% to 5% or so.

Moving on to Slide 30, right, this is really the other side of the business, what we call internally here, the demand side flywheel. What you really see here is very, very strong trends around increasing dollar retention over time. The right way to look at this chart is both horizontally and vertically. All the data here for each cohort is really normalized, starting with 1X for the 2016 cohort, our earliest cohort. Looking at this vertically, what you’ll see is that over time each new cohort is actually transacting more or spending more on our platform than the previous one. Looking at this horizontally, you’ll see that each cohort is actually spending more over time.

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Now, these are incredibly strong trends that go on to show you the powerful network effects of the business across our retention, engagement, and average order value dynamics. At the end points here what you’ll really see is a slight blip, that’s what’s highlighted in orange. This is only due to COVID-19 when we really slowed down our business, switched off (just as an example), our 12-month product, which is also where we see the highest value transactions. That brought down average order values, which is what you actually see here but when we look back at our data since Q4 last year when we started reaccelerating, we are exactly back on trend. You can see that there’s a very, very strong trend line for positive dollar retention built into this business model.

Now, all of this feeds into Slide 31, our LTV CAC framework where when we model out lifetime revenue for any sample cohort, using both historical and very conservatively modeled out projections, right, we’re generating a lifetime value of about $120 USD. This is a result of removing all of the direct costs for any revenue stream: All of the costs of credit, which is the losses, cost of funding the loan book, cost of data partnerships, cost of processing, collections, etc., are all netted out, and that’s how we result in such a large number of about $120, which ends up being about 11X or 12X of the customer acquisition cost. We also fully recover customer acquisition cost in right about three to four months for any sample cohort, which is just a very, very early payback period and makes us just one of the strongest consumer businesses in this part of the world.

With that, let me actually hand you over to Dennis, my colleague, and our CFO to walk you through some of our financial highlights.

Dennis Lerchl

Great, thanks very much, Akshay.

Yes, so before we dive into the financials, let’s spend a minute on our business model.

On the right-hand side of Page 33, you can see our unit economics waterfall. The percentage number shown here are all based on GMV or loan disbursements. In this graph, there are two numbers I’d like to highlight. First, we generated a very attractive take rate of 13% over the last 12 months, with indexes very favorably to our global peers, like Klarna, Affirm, Afterpay and so forth, and that’s despite the fact that we are the lowest cost buy now pay later provider in Indonesia.

Secondly, we have also delivered a very compelling net transaction profit margin of around 5%, which is well ahead of our global peer group. Looking at profit margins, we do see potential to further expand these numbers going forward to around 6% to 7%. As the net transaction loss included here of 4.7% reflects higher than usual COVID related write downs, and so this number should be substantially lower in a normalized environment.

Switching our focus to the left-hand side of the page, so here we’re showing a pie chart with revenue composition by fee type. The important take away here is that 90% of our revenue is really generated from users, while the remaining 10% comes from merchants. Within the user segment, roughly two thirds of revenue is derived from interest, and one third from service fees and to a small extent, also late fees.

We like to think about our business model really as a hybrid between a payment business on the one hand and a credit or financing business on the other hand. Payments, because we offer an interest free 30-day loan, which is a high frequency, low AOV product and drives a lot of our retention and engagement metrics with users. Then on the credit side, we are offering loan installments for which we are charging interest which really drives our monetization.

Moving on to Page 34, so just to give you an update on some of the key operating and financial metrics we are tracking closely. In terms of cumulative users on our platform, we just exceeded the 3.5 million mark in July, which gives you a good indication that we are well on track to meet our yearend target of close to 4 million users in 2021. In fact, we really accelerated the user acquisition in recent months and onboarded between 150,000 to 200,000 users per month in the first half of this year.

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In terms of transaction volume, we delivered 130% growth per annum between 2018 and 2020 and are looking to further grow GMV by close to 100% per annum over the next two years. These numbers really need to be seen in context of a very attractive macro backdrop. We are exposed to a high growth ecommerce market, and secondly, we are also seeing rapidly increasing buy now pay later penetration, which is really the key growth driver for our business. Then lastly, in terms of revenue, we are targeting an income stream of $320 million by 2022, while revenue growth is broadly in line with GMV growth.

The only other important comment I’d like to make here on this page is that if you look at our projections for 2021 and 2022, those are mainly driven by our existing business in Indonesia as it is today and for which we see limited execution risk. We have also factored in new initiatives such as geographic market expansion or launching digital banking. However, the financial contribution from these initiatives is fairly small. We are talking about sub 10% in 2022. But obviously, these are very important growth drivers for the business in the midterm, so as we think about the next three to five years.

Moving on to the next page, so Page 35 provides an overview of our key P&L numbers. As already mentioned before, Kredivo is a high growth business. We are targeting ~120% top line growth in 2021, and ~100% next year. We do believe that our two-year projections are fairly conservative and very achievable. We finished May with an annualized revenue run rate of $180 million, which is ahead of our full year target for this year of $163 million. We do feel very comfortable with these projections.

Despite growth, we are also very much focused on profitability. One key metric we are closely tracking is EBITDA pre-provision, which is a good proxy for cash generation, and here we’re looking at cash profitability in 2021 and 2022. Even historically, you will see that our cash burn in the business has been very moderate. We are talking about single digit numbers.

Just one final clarification, the only difference between pre and post COVID in EBITDA is loan loss provision, which is a non-cash expense.

Moving on to Page 37, just to give you a quick update on current trading. In the middle column here we’ve provided May year-to-date actual numbers and on the right-hand side, budget numbers. And as you can see, we have significantly outperformed on both top line as well as bottom line. Revenues came in 20% ahead of plan, which is really a result of continued strong retention and engagement across our user base, while at the same time we accelerated new user acquisition so far this year. But most importantly, we achieved profitability on both a pre and post provision basis, which was primarily driven by strong top line contribution, while at the same time, we were also able to maintain strong cost discipline. Right, and that’s in fact a trend that we do not expect to change over the next couple of months.

These are the key messages I wanted to convey in the financials, and with this, I’ll hand it over back to Gordon.

Gordon Watson

Yes, thanks Dennis.

On Slide 38, I’ll just summarize here why we’re so excited about this transaction. They are the clear market leader in the buy now pay later sector in Indonesia, which is one of the fastest growing ecommerce markets in the world. They have a clear regulatory moat that will keep competitors out and let them extend their lead as the clear leader in the market.

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Also, they have a proprietary data-driven underwriting model that is proven best-in-class. They’re by far the best underwriters in the market. This is not a market where you can rely on a FICO score, so they really do have a competitive edge by having this underwriting engine. You know, we think it’s very important that this is an open loop business model and that you can use it across all different ecommerce players and offline, so it’s really a wallet that can be used anywhere. As you’ve seen already, they have industry leading LTV to CAC metrics and the growth vectors here are clearly durable, so you can see a clear line of sight to continued growth for the next several years.

On Slide 39, we have some comps here. No matter who you comp it against, we’re bringing this at a discount at 6.3 times next year’s revenue, which as you’ve heard from Dennis, they’re already well ahead of their revenue projections for this year, which may lead into next year. If you comp it against the global buy now pay later businesses, your Affirms, Afterpays, etc., we’re bringing it at a significant discount. If you broaden it out to just use high growth fintechs, Square, PayPal, etc., or some smaller players, MoneyLion, SoFi, it’s an even larger discount. Then if you just use the regional players in Southeast Asia also. Obviously on the bottom, if you use a growth adjusted multiple the discount gets even wider.

On Slide 40, you know, we’ve talked about here the industry leading unit economics, but you know, I’ll finish up by just pointing out that to the bottom left which I think is one of the most important metrics in this whole deck. You know, the average customer here uses this almost 25 times a year. It’s really not comparable to other products globally in that customers use this with a very high frequency, which we think will help them as they continue to grow here, as customers are very loyal to the product.

With that, I’m just going to wrap it up and we’re very excited about the transaction. Look forward to discussing it with you further.

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.